AGREEMENT

This Agreement is made as of March 13, 2013, by and between 22nd Century Group, Inc., a Nevada corporation (“22nd Century”), and Foley & Lardner LLP, a Wisconsin limited liability partnership (“Foley”).

WHEREAS, 22nd Century and its affiliates, 22nd Century Limited LLC and Goodrich Tobacco Company LLC (collectively, the “Debtors”), previously issued to Foley a promissory note, dated March 30, 2011, in the principal amount of Three Hundred Fifty Thousand Dollars ($350,000.00), together with compound interest computed on such principal amount from March 30, 2011 on the unpaid principal balance at the annual rate of four percent (4%), which total indebtedness was due to be paid in full by the Debtors to Foley on or before July 1, 2012 (the “Note”);

WHEREAS, 22nd Century has paid amounts to Foley after March 30, 2011 and prior to the date of this Agreement, which payments have resulted in a decrease in the principal balance due under the Note, with the result being that the Debtors currently owe Foley as of the date of this Agreement the total principal amount of One Hundred Seventy-Five Thousand Dollars ($175,000.00) under the Note; and

WHEREAS, the Debtors and Foley mutually desire to enter into this Agreement to (i) confirm the current principal amount which is due from the Debtors to Foley under the Note as of the date of this Agreement and (ii) amend the Note as hereinafter provided in greater detail.

NOW, THEREFORE, in consideration for the mutual premises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound do hereby agree as follows:

1.          The foregoing introductory provisions of this Agreement are hereby incorporated into this Agreement as if fully set forth herein. The Debtors and Foley hereby agree as follows: (i) as of the date of this Agreement, the total principal amount due under the Note is One Hundred Seventy-Five Thousand Dollars ($175,000.00), (ii) the Note is hereby amended by (A) extending the due date of the Note from its current due date of July 1, 2012 to the new due date of the Note of July 1, 2014, (B) increasing the interest rate under the Note from the current interested rate of four percent (4%) compound interest per annum to a new interest rate of five percent (5%) compound interest per annum, (C) changing the address of the Debtors for purposes of notices under the Note from the prior address of 8201 Main Street, Suite 6, Williamsville, New York 14221 to the new address of 9530 Main Street, Clarence, New York 14031, and (D) changing the triggering amounts and triggering events under Paragraph 1 of the Note when the due date of the total indebtedness under the Note will be accelerated as reflected in the following new Paragraph 1, which hereby replaces in its entirety the existing Paragraph 1 of the Note:

1.          The principal amount of the Debt outstanding under this Note, together with all accrued and unpaid interest, shall be paid by Debtors to Foley on or before the date of July 1, 2014; provided, however, that in the event any of the Debtors receives funding in the amount of One Million Five Hundred Thousand Dollars ($1,500,000.00) or more in the aggregate (from one transaction and/or a series of transactions) at any time on or prior to July 1, 2014, from any licensing transaction, any capital raising transaction or any other type of transaction, and/or in the event any of the Debtors is acquired by a third-party entity, then in any of the foregoing events the entire principal amount of the Debt outstanding under this Note, together with all accrued and unpaid interest, shall be due and payable in full at that time. The Debtors shall make all payments under this Note to the order of Foley at the following address: 3000 K Street, N.W., Suite 600, Washington, D.C. 20007 (or such other address as may be designated in writing by Foley to Debtors, with the address for all notices to Debtors being c/o 22nd Century Group, Inc., 9530 Main Street, Clarence, New York 14031).

2.          Except for the changes to the Note as reflected in this Agreement, all other provisions of the Note shall remain unchanged and shall continue in full force and effect.

3.          Nothing herein shall affect any other agreement between Foley and the Debtors.

4.          The Debtors have been advised by Foley to seek review of this Agreement by separate legal counsel. The Debtors hereby waive any conflict of interest and any other claims against Foley with respect to the resolution of the issues covered by this Agreement, since Foley is one of the current and continuing legal counsels of the Debtors.

5.          Each party represents and warrants that it has obtained all necessary approvals and consents to enter into this Agreement and that the terms of this Agreement do not violate any other agreement to which such party is bound or obligated.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

22nd Century Group, Inc.	22nd Century Group, Inc.

/s/ Joseph Pandolfino	/s/ Henry Sicignano III
Joseph Pandolfino	Henry Sicignano III
Chief Executive Officer	President

22nd Century Limited LLC	Goodrich Tobacco Company LLC

/s/ Joseph Pandolfino	/s/ Henry Sicignano III
Joseph Pandolfino	Henry Sicignano III
Manager	Manager

Foley & Lardner LLP

By: /s/ Stephen A. Bent
Stephen A. Bent
Partner